UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN – EXECUTIVE SUMMARY
Brisbane, AUSTRALIA – 15 February 2008: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Dear Shareholder,
I am currently in Singapore ensuring final arrangements are complete for our exhibition at the Singapore Air Show. Singapore Technologies Kinetics has kindly provided us with a significant centrally located display area for 3GL and Redback™ within their stand. Redback™ will be operational in the display, and the latest 3GLs mounted to assault rifles will be available for examination by military and law enforcement personnel from around the world. While here I am also finalising the arrangements for our next live firings of 3GL which are planned for March.
Since the last Bulletin in November, the Company has achieved a number of significant milestones which it would like to inform you about. Please see below for a succinct account of new developments. Investors seeking more detail should refer to the attached CEO Bulletin.
SUCCESSFUL CROWD CONTROL DEMONSTRATION
The Company has a current contract with the US Army to prove its capabilities in the area of less-lethal technology. In mid-December we teamed with iRobot to provide a particularly effective demonstration of how Metal Storm can be used in a crowd control situation.
The demonstration in Washington DC was attended by representatives from ARDEC, the US Army, the Joint Non-Lethal Weapons Directorate and the Fairfax County Virginia law enforcement Civil Disturbance Unit.
SUCCESSFUL MAUL DEMONSTRATION
Metal Storm recently conducted a successful demonstration of its 18mm Multi-Shot Accessory Under-barrel Launcher (MAUL) weapon system.
The outstanding result of the demonstration, which was conducted in front of the US Marines, is a further necessary step in the progress being made to develop a family of weapons with strong military interest.
This demonstration of capability was the last of a series of tests spanning 12 months that were conducted for design verification of the weapon on a test bench. The system will be transferred to the US Military for further testing at a Government test range.
NEW DEFENCE COMPANY CONTRACT
Metal Storm announced on 16 January, 2008 that it had been awarded a contract by a major US defence company in relation to a significant defence program.
The contract is valued at approximately USD$220,000 and the company believes it has further potential in the longer term. MSI is currently restricted under the contract from releasing any further information. As soon as more information can be released, the company will provide this to the market.

CONFIRMATION OF POTENTIAL US NAVY CONTRACT
Metal Storm Inc has confirmed that a potential US Navy Space & Warfare Center (SPAWAR) contract for the production of one anti-personnel unattended weapons pod system utilising Electronic Ballistic Technology and one operator unit is still proceeding.
Metal Storm had advised the market on 17 November, 2006 of the potential contract but following delays in awarding the contract a number of shareholders had contacted the company with concerns that it may have been cancelled.
NEW 40MM AMMUNITION TAILPIECE
The Metal Storm tailpiece is the critical component that converts a conventional 40mm warhead into a Metal Storm ballistic projectile. The Company has now designed a next generation (NextGen) tailpiece which is smaller, stronger, uses almost all moulded parts, shields the coil from any damage and involves a simpler, lower-cost assembly process. This new design will be used as the basis for refinement and qualification testing going forward.
The company is at an advanced stage of discussions with third parties to manufacture the ammunition once qualification is achieved.
3GL RAPIDLY MATURING
Over the last six months the 3GL three-shot grenade launcher has been undergoing a substantial upgrade, moving on its planned path toward full production.
Over the last three months, four new 3GL test weapons have been built. They incorporate many new design features, including improved carbon-fibre barrels, an upgraded fire-control system and a more compact design.
The 3GL is rapidly maturing by weapons-development standards. To accommodate our testing program, we expect to build at least 12 more 3GLs over the next six months. The 3GL weapons testing will proceed in an integrated fashion with the testing of our NextGen munitions. As advised at the AGM last May, the company expects to have 3GL weapons in production and able to be delivered to customers before the end of 2009. We are still on track for this. .
REDBACK™ ‘501’ SERIES GUNS, CONTROL SYSTEM COMPLETED
Metal Storm has completed the new “501” series guns and fire control system for Redback™. Our partner, Electro Optic Systems is currently working on the video and laser tracking components of the system that would be used for anti-RPG actions.
OTHER CONTRACTS
Our contract work in the US is progressing and I am pleased to announce that we have obtained customer acceptance and final payment for all deliverables under our Crowd Control Contract with the US Army. The effort culminated in the highly successful demonstration of our Firestorm system at a test range, mentioned above.
Our contract with the Office of Naval Research and SPAWAR is nearing completion with one demonstration remaining. We are still anxiously awaiting a follow-on contract that will further mature the system over the next 12 months.
The Multi-Shot Under-barrel Launcher (MAUL) program for the United States Marine Corps is nearing completion with final testing occurring in February. We are awaiting the follow-on contract, during which we will be furthering development of the launcher.

OUTLOOK
In the first half of 2008 the company’s focus will be on conducting qualification testing of our 3GL, Redback™ guns and munitions in order to have qualified weapons available for user trials and field demonstrations in the second half of the year.
This will involve firing many thousands of rounds as we take the weapons systems through the ballistic, mechanical, electromagnetic and environmental testing required.
We plan to be surefooted in our progress so that as we invest our time and money in the extensive qualification testing required, we can be confident that the weapons and munitions will exceed the test requirements.
I look forward to providing further updates in the near future.
Lee Finniear
CEO
Metal Storm
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
Peter Faulkner – General Manager, Metal Storm Inc — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN – MORE SUCCESSFUL FIRINGS
Brisbane, AUSTRALIA – 15 February 2008: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Dear Shareholder,
I am currently in Singapore ensuring final arrangements are complete for our exhibition at the Singapore Air Show. Singapore Technologies Kinetics has kindly provided us with a significant centrally located display area for 3GL and Redback™ within their stand. The Redback™ mount will be operational in the display, and the latest 3GLs mounted to assault rifles will be available for examination by military and law enforcement personnel from around the world. While here I am also finalising the arrangements for our next live firings of 3GL which are planned for March.
It has been three months since I last updated investors on the overall progress of the company so I would like to take this opportunity to outline our many advances over this period.
Since the last Bulletin in November, the company has achieved a number of milestones. Highlights have included:
•	A highly-successful firing demonstration of less-lethal munitions for crowd control witnessed by the US Army and law enforcement agencies.

•	Further successful demonstrations of our MAUL 18mm weapon, witnessed by the US Marines.

•	A contract from a major defence company to use our unique technology as part of a larger program and;

•	Further confirmation from the US Navy of its intention to place Metal Storm on a long-awaited contract for a 40mm remotely-operated weapons system.
I will expand on each of these below and also give you an update on the development towards commercialisation of our 3GL grenade launcher and progress with our Redback™ weapons system and ammunition development.
SUCCESSFUL CROWD CONTROL DEMONSTRATION FIRING
The Company has a current contract with the US Army to prove its capabilities in the area of less-lethal technology. In mid-December we teamed with iRobot to provide a particularly effective demonstration of how Metal Storm can be used in a crowd control situation.
The demonstration was designed to display several technical objectives which included the development of a family of less-lethal munitions with smart-round features; development of an electronic fire control system with targeting and ranging; the acquisition of a man-machine interface; and the integration of the entire system with an Unmanned Ground Vehicle (UGV). Metal Storm met these objectives with an integrated weapon system that provides the operator with several options when responding to a domestic or Military Operations in Urban Terrain (MOUT) scenario.
For the demonstration Metal Storm integrated its own FireStorm 4 barrel 40mm remotely-operated weapons system with the new iRobot Warrior unmanned ground vehicle (UGV). The demonstration was held at a law enforcement range in Washington DC and attended by representatives from ARDEC, the U.S. Army, the Joint Non Lethal Weapons Directorate and the Fairfax County Virginia law enforcement Civil Disturbance Unit.

FireStorm – taking aim on board the iRobot Warrior UGV
FireStorm – showing integrated targeting system
The Army’s Program Manager for Metal Storm’s SBIR Contract Richard Joliffe said he was impressed by the system’s potential.
“I was pleased to witness the successful demonstration of the Metal Storm Crowd Control System,” Mr Joliffe said. “This demonstration prepares the way for further development, refinement and eventual commercialization of the Metal Storm Crowd Control System.”

Metal Storm sees the less-lethal arena as a significant growth market and one that adapts well with the Metal Storm stacked-round technology. The Metal Storm system can be used for riot/crowd control, police actions or other situations where use of deadly force is unwarranted.
Beyond Firestorm, the demonstration also proves that our 3GL, Redback™ and Metal Storm custom configured weapon systems will now be able to offer both lethal and less-lethal payloads, making the weapons more versatile in the complexity of modern combat and peacekeeping operations.
Video of the shoot will be released shortly.
SUCCESSFUL MAUL DEMONSTRATION
Metal Storm recently conducted a successful demonstration of its 18mm Multi-Shot Accessory Under-barrel Launcher (MAUL) weapon system.
Solid Model of the MAUL concept weapon
The outstanding result of the demonstration, which was conducted in front of potential customers, is a further necessary step in the progress being made to develop a family of weapons with strong military interest.
The MAUL is designed to fit onto existing assault rifles as a semi-automatic accessory weapon, enhancing firepower and capability without the need to carry a separate gun.
This demonstration of capability was the last of a series of tests spanning 12 months that were conducted for design verification of the weapon on a test bench. The system will be transferred to the US Military for further testing at a Government test range.
The importance of this weapons program to Metal Storm should not be underestimated. It effectively expands our potential to cover both the 18mm and 40mm markets, the primary calibers used as grenade launchers and support weapons to the warfighters’ conventional assault rifle.
The MAUL design can be seen on video at the following URL: http://video-us.metalstorm.us/release/maul-animation-400k.html
NEW DEFENCE COMPANY CONTRACT
Metal Storm announced on 16 January, 2008 that it had been awarded a contract by a major US defence company in relation to a significant defence program.
The contract is valued at approximately USD$220,000 and the company believes it has further potential in the longer term. MSI is currently restricted under the contract from releasing any further information. As soon as more information can be released, the company will provide this to the market.

CONFIRMATION OF POTENTIAL US NAVY CONTRACT
Metal Storm Inc has confirmed that a potential US Navy Space & Warfare Centre (SPAWAR) contract for the production of one anti-personnel unattended weapons pod system utilising Electronic Ballistic Technology and one operator unit is still proceeding.
Metal Storm had advised the market on 17 November, 2006 of the potential contract but following delays in awarding the contract a number of shareholders had contacted the company with concerns that it may have been cancelled. Metal Storm Inc has confirmed with the SPAWAR Project Manager that SPAWAR still intends to take the contract to award and completion.
Recent delays to the contract award have been related to obtaining appropriate re-allocation of funds for the new fiscal year. We will provide further information to the market in relation to this potential contract when advised by Metal Storm Inc of its award.
NEW 40MM AMMUNITION TAILPIECE
The Metal Storm tailpiece is the critical component that converts a conventional 40mm warhead into a Metal Storm ballistic projectile. Its optimal design is vital for both performance and for the eventual product margin that can be achieved from ammunition sales.
The Metal Storm tailpiece used in the June 2007 firings was functionally successful but at the same time was expensive to build, was designed with an exposed coil winding and used many machined parts.
In response, the Company has designed a next generation (“NextGen”) tailpiece with reliability, ruggedness and cost of production in mind. The NextGen tailpiece is smaller, stronger, uses almost all moulded parts, shields the coil from any damage and involves a lower cost, much simpler assembly process. The picture on the right shows the previous design (left) and the NextGen design (right).
After extensive testing and optimisation of each component, the first fully integrated NextGen rounds were fired from the 3GL (three-shot grenade launcher) this week, with excellent ballistic results. This design will now be used as the basis for refinement and qualification testing going forward. The company is at an advanced stage of discussions with third parties to manufacture the ammunition once qualification is achieved.
Old and New 40mm Tail Designs
3GL RAPIDLY MATURING
Over the last six months the 3GL three-shot grenade launcher has been undergoing a substantial upgrade, moving on its planned path toward full production. In June 2007 the first fully functional 3GL prototypes passed the Harmony technical milestones. Since then we have fired 3GL almost daily, and enhanced the design to improve ergonomics, robustness, safety and functionality.

Latest 3GL – incorporating a more compact design, improved electronics and carbon fibre finish.
Over the last three months, four new 3GL test weapons have been built. They incorporate many new design features, including improved carbon-fibre barrels, an upgraded fire-control system and a more compact design. Two of these weapons are currently in Singapore for display at the Singapore Air Show. The other two are being tested in Australia before being sent to Singapore next month for test firing with full loads of three-stacked High Explosive warheads.
The 3GL is rapidly maturing by weapons-development standards. We will be firing many thousands of rounds over the next 6-9 months and performing a range of environmental, electromagnetic, shock and ballistics testing to qualify the weapon sufficiently for safe operation by military forces during independent trials. To accommodate this testing program, we expect to build at least 12 more 3GLs over the next six months.
The 3GL weapons testing will proceed in an integrated fashion with the testing of our NextGen munitions, with the combined weapon-munition system being qualified for man firing as a part of the testing process. Based on development progress to date, the company expects to have 3GL weapons in production and able to be delivered to customers before the end of 2009.
REDBACK™ “501’ SERIES GUNS, CONTROL SYSTEM COMPLETED
Metal Storm has completed the new “501” series guns and fire control system for Redback™. Our partner, Electro Optic Systems is currently working on the video and laser tracking components of the system that would be used for anti-RPG actions.
OTHER CONTRACTS
Our contract work in the US is progressing and I am pleased to announce that we have obtained customer acceptance and final payment for all deliverables under our Crowd Control Contract. The effort culminated in the highly successful demonstration of our Firestorm system at a local test range, mentioned above. We will soon be uploading a video to our web site that shows the system targeting and shooting silhouettes with less-lethal rounds.
Our contract with the Office of Naval Research and SPAWAR is nearing completion with one remaining demonstration remaining. This event will be occurring in February at a range on the US West Coast.  We are still anxiously awaiting a follow-on contract that will further mature the system over the next 12 months. Funding for this program is still being sought, however, we expect that funds will be allocated in the February/March time frame.
The Multi-Shot Under-barrel Launcher (MAUL) program for the United States Marine Corps is nearing completion with final testing occurring in February. During the follow-on phase of this program, we will be furthering development of the launcher.

OUTLOOK
In the first half of 2008 the company’s focus will be on conducting qualification testing of our 3GL, Redback™ guns and munitions in order to have qualified weapons available for user trials and field demonstrations in the second half of the year.
This will involve firing many thousands of rounds as we take the weapons systems through the ballistic, mechanical, electromagnetic and environmental testing required.
We plan to be surefooted in our progress so that as we invest our time and money in the extensive qualification testing required, we can be confident that the weapons and munitions will exceed the test requirements.
I look forward to providing further updates in the near future.
Lee Finniear
CEO
Metal Storm
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
Peter Faulkner – General Manager, Metal Storm Inc — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: February 15, 2008	By:	/s/ Peter Wetzig
Name: Peter Wetzig
Title: Company Secretary